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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                         For the month of February 2005


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F     X                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                      No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                           (Registrant)




Date: February 18, 2005                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                            ------------------------------------
                                         Name: Jaime Alberto Velasquez B.
                                         Title: Vice President of Finance


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[BANCOLOMBIA GRAPHIC]                                     [CIB LISTED NYSE LOGO]

            BANCOLOMBIA S.A. ANNOUNCES DATE FOR GENERAL SHAREHOLDERS
                  MEETING AND PROPOSED DISTRIBUTION OF PROFITS


MEDELLIN, COLOMBIA. FEBRUARY 18, 2005*

The Board of Directors of BANCOLOMBIA S.A. (NYSE: CIB) decided in its meeting today to authorize the President to call the ordinary General Shareholders meeting to be held on March 28, 2005 at 10:30 a.m., in the Metropolitan Theatre of Medellin, Colombia.

During the same meeting, it will be proposed to the Shareholders that they decree in relation to the profits earned by the Bank for fiscal year 2004 and after effecting the necessary legal reserve and creating a mandatory reserve for investment portfolio valuation, a quarterly dividend of COP 94 per share per quarter for a total of COP 376 per year, to be paid after the last business day of each calendar quarter, which represents a 38.24% increase over the decreed dividend for 2004.

Additionally, to provide for the exchange by Conavi and Corfinsura shareholders of their shares in those entities, in accordance with the merger agreement that will be presented for the approval of the shareholders, and to maintain a reserve that allows Bancolombia to satisfy later needs for its capitalization, the Board will propose to the Shareholders an increase in the authorized capital of COP 165,000,000,000, which would increase authorized capital from COP 335,000,000,000 to COP 500,000,000,000.



CONTACTS:
JAIME A. VELASQUEZ      MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666     TEL.: (574) 5108866     INVESTORRELATIONS@BANCOLOMBIA.CO